Filed by Bristol-Myers Squibb Company
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6(b)
of the Securities Exchange Act of 1934
Form S-4 File No.: 333-229464
Subject Company: Celgene Corporation
SEC File No.: 001-34912

Explanatory Note: The following is a transcript of the Q&A with Bristol-Myers Squibb Company at the Cowen Health Care Conference on March 12, 2019.

 Client Id: 77    THOMSON REUTERS STREETEVENTS  EDITED TRANSCRIPTBMY - Bristol-Myers Squibb Co at Cowen Health Care Conference  EVENT DATE/TIME: MARCH 12, 2019 / 3:20PM GMT    THOMSON REUTERS STREETEVENTS |www.streetevents.com |Contact Us  ©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77

MARCH 12, 2019 / 3:20PM, BMY - Bristol-Myers Squibb Co at Cowen Health Care Conference

CORPORATE PARTICIPANTS

Charles A. Bancroft *Bristol-Myers Squibb Company - Executive VP of Global Business Operations & CFO*

Christopher S. Boerner *Bristol-Myers Squibb Company - Executive VP & Chief Commercial Officer*

Giovanni Caforio *Bristol-Myers Squibb Company - Chairman of the Board & CEO*

Thomas J. Lynch *Bristol-Myers Squibb Company - Executive VP & Chief Scientific Officer*

CONFERENCE CALL PARTICIPANTS

Stephen Michael Scala *Cowen and Company, LLC, Research Division - MD and Senior Research Analyst*

PRESENTATION

Stephen Michael Scala - *Cowen and Company, LLC, Research Division - MD and Senior Research Analyst*

So good morning. And we're thrilled to have Bristol-Myers Squibb with us at the Cowen conference once again this year. Representing the company is Giovanni Caforio, who is Chairman and CEO; Tom Lynch, who's Executive Vice President and Chief Scientific Officer; Charlie Bancroft, who's Executive Vice President and CFO; and Chris Boerner, who is Executive Vice President and Chief Commercial Officer.

I mean, clearly, many investors continue to ponder the idea of Bristol-Myers Squibb acquiring Celgene. And 2 questions that we at Cowen have gotten consistently are, first, the merits of the transaction; and secondly, this notion of serial acquisitions, wouldn't have that been a better idea? And our response is there are clearly examples where 2 companies have come together and proven to be a stronger company as a result. I just think we need to all really give some thought to the fact that maybe Giovanni is absolutely right when he says this is a transformative acquisition done from a position of strength because, clearly, Bristol is in a very strong position now. And the second point I'd like to address is when we get the question about serial acquisitions, if that were possible or if it were something that was easy to do, I'd follow 9 other companies that would be doing the same thing. So I think we all need to really stop and think deeply about this transaction as maybe the right thing to do at this time.

QUESTIONS AND ANSWERS

Stephen Michael Scala - *Cowen and Company, LLC, Research Division - MD and Senior Research Analyst*

So with that, that's what I tell people when they call, and maybe I've told you our opinion already. But I would like to start out with a first question, and maybe I'll put it to Giovanni. Bristol-Myers has made it clear that there were no deals on the table to acquire the company. But let's step away from the no-deals-on-the-table thought. Were there discussions under way that had not reached the deals-on-the-table stage to acquire Bristol-Myers Squibb?

Giovanni Caforio - *Bristol-Myers Squibb Company - Chairman of the Board & CEO*

Thank you, Steve. Good morning, everyone. So let me start by first saying, this is the right option and the best option for Bristol-Myers Squibb. It creates a really strong company. It creates a stronger company that is better positioned for long-term and sustainable growth. That's why we've been enthusiastic about the acquisition of Celgene, and that's why our board has been supportive from the beginning. This is not a defensive deal. We didn't do it because there was an offer on the table. But your question was about, was there any informal discussion, and I want to be very clear. So as any CEO in any industry, I have conversations with other CEOs. The few discussions and conversations that I've had in the past have all been at a very high level. There has been no discussion about economic terms. There has been no offer. And I'd like to add more. There has been no discussion whatsoever since 2017. So I am very clear about the strategic rationale of the deal. It creates a stronger company. And Steve, let me also tell you that, of course, our board is always informed about any conversation I have. We have a very strong board that understands their fiduciary responsibilities. If there had been anything to disclose, we would have disclosed it. And we are very focused on the fact that this is an extraordinary,

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 Client Id: 77            transformative transaction that creates a stronger Bristol-Myers Squibb, that is very well positioned for growth, that is sustainable into the long term.Stephen Michael Scala - Cowen and Company, LLC, Research Division - MD and Senior Research AnalystAnd maybe you can talk a little bit more about the process of analyzing the acquisition. What was the process? What did you look at? What did you consider and so forth?Giovanni Caforio - Bristol-Myers Squibb Company - Chairman of the Board & CEOSo we looked at this potential acquisition, as we do regularly, in terms of really thinking about our future. And I think, as many of you know, Bristol-Myers Squibb has a history of transforming and really challenging its model to think about how to be successful in the future. So specifically, in this case, we actually started looking at a very large number of opportunities. At the beginning, we looked at over 70 opportunities. We focused very quickly on 20 opportunities that really ranged from a small number of more transformational deals, all the way to a number of acquisitions like you mentioned earlier. And we decided that, in fact, the acquisition of Celgene was the best path forward for Bristol-Myers Squibb. It was a very thorough process that lasted several months. It included my management team working together from all angles; external advisers, as needed; a very deep engagement with the board multiple times; and eventually, deep dives on the assets of Celgene leading to the due diligence that was conducted and then the announcement of the acquisition. So I feel very strong about the process. And I would agree with you that while one may think about a number of deals conducted serially as an alternative, in reality, there aren't a lot of examples of companies having been able to do multiple deals in sequence. And when you look at smaller assets, those deals are very competitive, the premiums are high, the multiples are very high. And there is really no certainty about the ability to acquire a pipeline of the strength we are requiring through Celgene in alternative ways. So I'll conclude by saying again that this is the best option for us. It's the best deal and that, that was the conclusion of a very strong process that we feel very good about.Stephen Michael Scala - Cowen and Company, LLC, Research Division - MD and Senior Research AnalystWe want to keep this interactive, so if there are questions in the audience, raise your hand. Maybe I can ask about the due diligence process revolving around the Revlimid patent situation. What did you learn in that process, including from the redacted or unredacted Natco settlement agreement that gave you comfortable -- or made you comfortable that this was a good path forward?Giovanni Caforio - Bristol-Myers Squibb Company - Chairman of the Board & CEOSo obviously, this was a very big part of our diligence, and I'll ask Charlie to give you his perspective.Charles A. Bancroft - Bristol-Myers Squibb Company - Executive VP of Global Business Operations & CFOSo I mean, it was fundamental to how we thought about the Celgene acquisition, just given the cash flow that Revlimid has related to the overall deal. So even before doing diligence, even before actually talking with Celgene, we did significant external -- using an external legal firm, looked at their IP estate. We have a very strong internal IP group. And actually, when we started talking with Celgene, the first thing we were able to do is get limited diligence on Revlimid IP. And then when we started full due diligence, the first thing we did is Revlimid IP. And we looked at a range of different scenarios. We were able to understand a lot about the Natco. So we did see the unredacted version of the Natco-Teva agreement. We were able to look at the strength of their argumentation and then just their whole process of how they thought about the path going forward. And we sort of calibrated it in bookend scenarios. We sort of looked at consensus estimates regarding Revlimid, and we looked at an at-risk launch. And we viewed those as sort of like bookends. And then we did multiple scenarios in between that. And I would say, if you look at it now that the S-4 is out the proxy, you can see that our projections of Celgene sales are lower than Celgene, primarily driven by Revlimid. But if you also look at analysts, so all your peers, Steve, how they calibrate around Revlimid, we are actually below the barest case on Revlimid. So because what was fundamental to the deal is not so much Revlimid but sort of the certainty of revenue cash flows to get to the pipeline that Giovanni was talking      MARCH 12, 2019 / 3:20PM, BMY - Bristol-Myers Squibb Co at Cowen Health Care Conference  3  THOMSON REUTERS STREETEVENTS |www.streetevents.com |Contact Us  ©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

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MARCH 12, 2019 / 3:20PM, BMY - Bristol-Myers Squibb Co at Cowen Health Care Conference

about earlier. So we looked at a range of different scenarios, and in any of those scenarios, we add shareholder value overall. So I can't give you more about the unredacted version of the Natco-Teva agreement, but I think that helped us even get more confident.

Stephen Michael Scala - *Cowen and Company, LLC, Research Division - MD and Senior Research Analyst*

So you feel that if we were privy to the depth of knowledge that you have about all things considered on the Revlimid patent, that we would all be substantially more comfortable with the situation?

Charles A. Bancroft - *Bristol-Myers Squibb Company - Executive VP of Global Business Operations & CFO*

I would say probably for 2 reasons, one, and it's even unrelated to the patent itself, if you will. If you look at the economics related to the generic filers and the ability to get more economics by following a settlement pathway, and that's just one of many scenarios we looked at, there's actually better economics for the generic filers. And you don't even have to look at the Natco-Teva agreement to understand that. So I would say that's sort of probably one major area that, as investors, you could get comfortable with.

Stephen Michael Scala - *Cowen and Company, LLC, Research Division - MD and Senior Research Analyst*

Questions from the audience? I was asked to ask you, for any possible reason, would Bristol be willing to push out the April 12 shareholder vote?

Giovanni Caforio - *Bristol-Myers Squibb Company - Chairman of the Board & CEO*

Steve, our focus is on April 12 and the shareholder vote. So I don't see a reason why we would have to do that at this point.

Stephen Michael Scala - *Cowen and Company, LLC, Research Division - MD and Senior Research Analyst*

Okay. Does Bristol have any enhanced visibility from the trade authorities that you may have already spoken to about your ability to continue to deliver -- or develop TYK2 while simultaneously selling Otezla? We had a dermatology panel yesterday, and there's very high level of excitement around TYK2. So is it an asset you'll be able to keep and continue to develop?

Giovanni Caforio - *Bristol-Myers Squibb Company - Chairman of the Board & CEO*

Yes, we're very comfortable. Of course, we are going through the regular regulatory path with antitrust authorities around the world. But we are comfortable with those reviews.

Stephen Michael Scala - *Cowen and Company, LLC, Research Division - MD and Senior Research Analyst*

Okay. Questions? So maybe we can flip to the product opportunities that Celgene will bring you. Maybe you can talk about how you think about the big 5 assets of Celgene and their potential and why they could all be winning assets.

Giovanni Caforio - *Bristol-Myers Squibb Company - Chairman of the Board & CEO*

Sure. So maybe I'll ask Tom and Chris to give you their respective perspectives.

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 Client Id: 77        Christopher S. Boerner - Bristol-Myers Squibb Company - Executive VP & Chief Commercial OfficerYes, Steve, maybe I'll start, and then I'll turn it over to Tom. I mean, I think, as we look at the big 5 assets, there are a few things that, at a 30,000-foot level, we think about first. These are assets, 3 of which are substantially derisked. So fedratinib, luspatercept and ozanimod. You either have the pivotal data that's already read out, our regulatory filings are under way. The second thing is that almost all of them, really, the only exception is fedratinib, these are either first-in-class or best-in-class agents, which certainly, from a commercial standpoint, is important. And I would say all of them, including fedratinib are agents that really have the opportunity to provide profound benefit to patients with significant unmet need. So as I think about it from a commercial standpoint, you get a lot with these 5 assets. You get fedratinib and luspatercept, where you're seeing data to help patients where, frankly, there's really no systemic options currently available for those patients. You get ozanimod, which will be this first selective S1P in initially relapsing and remitting MS. We think that the profile, particularly the safety profile, competes effectively against existing oral therapies, notably Tecfidera and GILENYA, which account for about 45% of that market. But we think there's a potentially bigger opportunity in IBD where there's an absolute need for improvement in remissions rates as well as safer and more convenient alternatives. And again, we think that based on the early data, ozanimod will compete effectively there. And then, of course, this is a transaction, which in short order gives us a major position in cellular therapy. And I think, again, this is a place where the 2 agents that are furthest along, bb2121 and liso-cel, these are agents which, if they're not first-in-class, have the potential to be best-in-class. So we're quite excited about those 5 assets, and I'll turn it over to Tom.Thomas J. Lynch - Bristol-Myers Squibb Company - Executive VP & Chief Scientific OfficerAnd I would just say, from an R&D standpoint, my team could not be more excited about this potential relationship with Celgene and the ability to create a company which will be able to do in myeloma what Bristol-Myers has done in melanoma and renal cell carcinoma, initial to the fact that we have excellent synergies and complementarity in inflammatory disease as well. So a couple other points that come to mind. First is that the cell therapies world -- when we're thinking about cell therapies today, I'm incredibly confident that Chris and his team in commercial is going to find a way for us to take the existing cell therapies and make them work for hospitals and most importantly for patients. But let's think about cell therapy not now. Think about cell therapy in 5 to 7 to 8 years, okay? Will we be able to think about cell therapies such as an allogeneic approach, an off-the-shelf cell therapy you could work? Could you begin to think cell therapies for solid tumors, okay? From a research standpoint, I couldn't think of a better platform than the Juno-Celgene platform to position the new Bristol-Myers to be able to play an important role in defining this type of therapy as we move forward. Next is the fact that myeloma -- they have redefined the way that myeloma is treated. And what you have with the BCMA targets, followed by the cell mods, you have an entirely new way of thinking about treating myeloma in the future as we move forward. So I think the opportunities with the big 5 as well as the opportunities of what's next in the pipeline for inflammation and for cancer are really extraordinary. This will create the #1 cancer company and a top 5 immunoscience company as we move forward, in addition to being the #1 company in cardiovascular. So from an R&D perspective, we could not be more thrilled with this acquisition.Giovanni Caforio - Bristol-Myers Squibb Company - Chairman of the Board & CEOAnd Steve, if I may just close. We are thinking about 5 pipeline assets, but in reality, if you think about it, for 3 of them, we know the data that will drive or is driving the initial regulatory filing. So as you know, fedratinib was granted priority review by the FDA. Ozanimod was filed by Celgene in Europe, and there is a target to file by the end of the first quarter in the U.S. And luspatercept, Celgene just confirmed a filing in April. So when you think about that in a relatively derisked set of opportunities, we are acquiring this pipeline at a very attractive price, which goes back to your point at the beginning.Stephen Michael Scala - Cowen and Company, LLC, Research Division - MD and Senior Research AnalystSo I'd like to pivot to some questions about the Bristol base business as it exists right now. Are there any questions on anything we've covered so far? And you can always ask them later, too.Okay. So we're heading to 2 very important readouts for CheckMate -227, of course, the OS readout for the combination of OPDIVO plus YERVOY in the second quarter and OPDIVO plus chemo around mid-year. Help us calibrate expectations here. I mean, we -- it seems the investment      MARCH 12, 2019 / 3:20PM, BMY - Bristol-Myers Squibb Co at Cowen Health Care Conference  5  THOMSON REUTERS STREETEVENTS |www.streetevents.com |Contact Us  ©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

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MARCH 12, 2019 / 3:20PM, BMY - Bristol-Myers Squibb Co at Cowen Health Care Conference

community has gone from being very confident to very pessimistic in the absence of any data. So perhaps, you can give us your view of how we should be heading into these data readouts.

Giovanni Caforio - *Bristol-Myers Squibb Company - Chairman of the Board & CEO*

Sure. Tom?

Thomas J. Lynch - *Bristol-Myers Squibb Company - Executive VP & Chief Scientific Officer*

So it's a couple of things. One of the things we've been saying consistently for the past 18 months is that what we value in our lung cancer approach is the optionality that we have in a number of different places. So first, as mentioned by Steve, we have the results of Part 1a, which will be coming out toward the middle of this year. This is a group of patients selected by PD-1, where we'll be able to look at the I-O/I-O combination in patients with non-small cell lung cancer. There are reasons to believe that the I-O/I-O combination may be able to give you excellent durability of response. We have some data from Part 1b in patients with PD-L1 negative that the I-O/I-O combination had durability of response that looked very encouraging, particularly compared to I-O chemo. Obviously, in a smaller set of patients. Let's see how that looks when we begin to look at the data in Part 1a. So great excitement there. Part 2 looks at the chemo combo compared to regular chemotherapy in that setting. Again, a very exciting trial, interesting design. The results, we'll have to see, that'll be toward the middle to end of this year. And then coming early next year or middle of next year will be the studies of 9LA. And 9LA is 2 cycles upfront of chemotherapy, followed by our 2 best immuno-oncology drugs given together with Opdivo-YERVOY, those 2 targets approached together in that setting. So Steve, one of the things that I think we think is important about lung cancer approach is the optionality that it provides within that. Plus I also want to mention that we have adjuvant trials in lung cancer, and we have Phase III trials in lung cancer which are also in development.

Christopher S. Boerner - *Bristol-Myers Squibb Company - Executive VP & Chief Commercial Officer*

The only thing I would add to that is just that if you look at first-line lung cancer today, about 50% of the use is I-O therapy. So I think that what we hear consistently from physicians who are lung cancer-treating physicians is that it's unlikely that you're going to see one asset or one regimen dominate first-line lung cancer. You're going to see a segmentation of that market, and physicians really are looking for additional weapons in their armamentarium to target specific assets to specific patients. And so we look forward, from a commercial standpoint, to seeing how these studies read out. And I'm fairly confident that if our teams are given the opportunity to compete, we'll do so effectively.

Stephen Michael Scala - *Cowen and Company, LLC, Research Division - MD and Senior Research Analyst*

Perhaps I missed something or, perhaps, I misheard. But Tom, did you say that OPDIVO-chemo will be coming in the second half, towards the end of the year or...

Thomas J. Lynch - *Bristol-Myers Squibb Company - Executive VP & Chief Scientific Officer*

No, OPDIVO-chemo Part 2, mid-year of '19, 2019. I forget it's now '19, which is shocking.

Stephen Michael Scala - *Cowen and Company, LLC, Research Division - MD and Senior Research Analyst*

Okay. That's what I thought. Okay. Perhaps, this question would be best poised to Chris. But so OPDIVO has indications in 9 different tumors. Which tumors is Bristol most confident in the outlook? And which tumors do you think will be more challenging going forward?

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 Client Id: 77          Christopher S. Boerner - Bristol-Myers Squibb Company - Executive VP & Chief Commercial OfficerWell, I can start, and then others can chime in. I think that, obviously, as we've said, as we look at 2019, we see growth opportunities for OPDIVO both in the U.S. and outside of the U.S. And I would just highlight the 2 tumors that are driving that growth, which are adjuvant melanoma and first-line renal cell. And in the U.S., these are indications that launched earlier last year. So I think we look forward to continuing to help patients there. But these are 2 indications outside of the U.S., in Europe, where we're still very much in the early phases of launch. In fact, we were just approved in first-line renal earlier this year in January. And what I like about both of those tumor types is that if you look in adjuvant melanoma, that's a disease where, first with YERVOY and now with OPDIVO, we've transformed the treatment landscape there. There's a great opportunity, to Tom's earlier point, for doing the same thing in other adjuvant disease areas. And then in first-line renal cell, we anticipate that OPDIVO plus YERVOY will continue to play a very important role in first-line renal, both in the U.S. and outside of the U.S. So great opportunity there. With respect to a tumor where it's a bit more challenging, we've spent a lot of time talking about lung cancer, in second-line in particular. What makes second-line challenging, of course, is that you have the dynamics in the frontline setting, which impacts the pool of eligible patients in the second-line setting. And as it turns out, that market in the U.S. has played out pretty much exactly as we thought it would, which is you've seen a consistent decline in the pool of eligible patients throughout 2018. We think that's going to level off somewhere in the 35% to 40% range, still a sizable opportunity. What hasn't changed in that space, though, is we continue to hold about 30% share. So that's obviously a challenging area. But overall, we continue to see OPDIVO as a growing brand, one that we look forward to additional data readouts as to what that trajectory looks like going forward.Giovanni Caforio - Bristol-Myers Squibb Company - Chairman of the Board & CEOAnd I think, Steve, that I would think about it also a little bit differently. I believe that we are at the beginning still of a very long journey for immuno-oncology. A lot has happened in the last few years. As you said, we have 16 indications approved, leading market shares in all of them; over 20 registrational trials. I'm looking forward to a number of other trials in the metastatic setting, beginning with lung, but also a number of new tumor types coming over the next 1 to 2 years. And then I believe we will begin to make real progress in the adjuvant setting, where we have significant opportunity and a very broad program. And that may very well be a third wave of innovation and growth. And I think we're we are very well positioned for that.Stephen Michael Scala - Cowen and Company, LLC, Research Division - MD and Senior Research AnalystQuestions from the audience? Yes, [John]?Unidentified AnalystHow do you intend to [sort of] keep your name, maintain your -- in first-line renal with the KEYNOTE-426 data that just came out and the expectation that they will kind of (inaudible)?Christopher S. Boerner - Bristol-Myers Squibb Company - Executive VP & Chief Commercial OfficerYes. I mean, let me say a few things about that. So what we hear from physicians who we talk to around first-line renal is, first, we start with -- from a very strong position. We've got OPDIVO plus YERVOY established in that space. And what physicians like about the combination of I-O/I-O is, first, the depth of responses that you see with the agent; and second, the durability of the response. Obviously, it's too early to see the durability data for I-O plus TKI. I'd say a third thing that comes through, particularly from patients, as we've demonstrated with CheckMate -214, an improvement in quality of life, which is very important. So we think OPDIVO plus YERVOY is going to continue to play a role in first-line renal cell and will be a standard of care. Now undoubtedly, we're going to face additional competition from I-O plus TKI. That is a mechanism, frankly, we're interested in, which is why we have our own study reading out later this year with cabozantinib. And I think there's absolutely a space for I-O plus TKI in, for example, favorable patients. That's an area that's wide open. Steve, the other thing I would say about renal cell is something that's been true since we established I-O in the second-line setting and then in the first-line setting, which is this is a disease area where there is a lot of competition, there are multiple mechanisms of action that are being used, and I think that's going to continue to be the case. If you look in first-line renal for example, you see mTORs being used. You see TKIs, you see I-O, you see combination I/O with targeted therapy now. And I think that's going to      MARCH 12, 2019 / 3:20PM, BMY - Bristol-Myers Squibb Co at Cowen Health Care Conference  7  THOMSON REUTERS STREETEVENTS |www.streetevents.com |Contact Us  ©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 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 Client Id: 77            continue to be the case. I find it unlikely that any one therapy or combination is going to dominate that market. History doesn't seem to suggest that will be the case.Stephen Michael Scala - Cowen and Company, LLC, Research Division - MD and Senior Research AnalystI think for those of you who are able to stay for our melanoma renal panel tomorrow afternoon, you will hear a characterization of KEYNOTE-426, which may surprise you. I do not believe it will be a favorable one. So you might want to attend that session if you are still here. Hopefully, you will be. On -- it was said that -- you said that you view OPDIVO as a growth brand. Does that include this year?Christopher S. Boerner - Bristol-Myers Squibb Company - Executive VP & Chief Commercial OfficerYes. We continue to believe that OPDIVO will grow in 2019, both in the U.S. and outside of the U.S., for the reasons that I articulated earlier.Stephen Michael Scala - Cowen and Company, LLC, Research Division - MD and Senior Research AnalystOkay. I think, Tom, you may have mentioned the adjuvant setting. Some of our KOLs believe it will be so large, it will dwarf the metastatic setting, could be 3x metastatic. So maybe you can talk to us about the duration of treatment in the adjuvant setting and the numbers of patients in the key tumors that you're pursuing adjuvant studies in.Thomas J. Lynch - Bristol-Myers Squibb Company - Executive VP & Chief Scientific OfficerSo I'll fill a little of that, and Chris may want to talk about market sizes. So I'd say a couple of things. One, I think about adjuvant therapy -- I'm someone who's an oncologist and I look at the way that cancer therapies evolved, and you think about the impact -- for example, HER2 therapy. Think about how adjuvant therapy has transformed the treatment of HER2-positive breast cancer. Absolutely transformed that disease. Think about what we have done in melanoma with OPDIVO -- well, initially with YERVOY and then with OPDIVO. OPDIVO, how we have transformed the way node-positive melanoma is approached and what the prospects are for patients who have got node-positive melanoma. So I agree with the KOLs you've been talking to who say that the potential for I-O to have an impact in other tumors is incredibly important. We have 6 tumor types that we have trials that are in various phases of progress in the adjuvant setting. They'll read out between 2020 and 2023. Those trials include melanoma, bladder, renal cell carcinoma, gastric cancer, lung cancer and hepatoma. So those are a tremendous number of studies looking at the concept of adjuvant therapy and whether or not we can improve outcomes in those settings. You're treating patients who are in general earlier-stage disease, perhaps more intact immune systems, perhaps earlier. And the one thing I'd throw in there, Steve, before Chris comments, is just this concept of it may also be that neoadjuvant therapy also continues to play a very important role. When the tumor is still intact, perhaps the ability to influence the immune system with more tumor antigen presence might make a difference. And I'd call your attention to the study we published in the New England Journal of Medicine about 18 months ago from investigators at Johns Hopkins -- actually, they published it, it was our drug. Two cycles of OPDIVO followed by resection in lung cancer, 40% pathologic response rate, which is absolutely unbelievable with just 2 cycles of drugs.Christopher S. Boerner - Bristol-Myers Squibb Company - Executive VP & Chief Commercial OfficerThe only things I would add are that I mean, we're excited, from a commercial standpoint, for adjuvant therapy precisely for some of the reasons Tom's already mentioned: it's a disease setting where exquisitely appropriate for I-O therapy. We have multiple shots on goal in terms of multiple studies but also looking at adjuvant, neoadjuvant, periadjuvant. But I think the trick getting to the size of these opportunities is that these are disease areas in those 6 tumors in particular where you haven't had a lot of effective therapies. And so I suspect what we have the opportunity to do, data dependent, of course, is be able to treat patients in the setting but also significantly expand the pool of patients who are being treated. And that is precisely what you saw happen when we introduced YERVOY and then OPDIVO in adjuvant melanoma, where you saw not only a significant use of OPDIVO going to 70% market share but also an expansion of the pool of patients being treated from mid-20s, 30% to now closer to 70%. So as you look in some of these markets, renal cell is a great example, virtually no effective therapies in adjuvant renal cell. Treatment rates are in the 20% to 30% range. We have a real opportunity to provide benefit to those patients and expand the pool of patients being treated.      MARCH 12, 2019 / 3:20PM, BMY - Bristol-Myers Squibb Co at Cowen Health Care Conference  8  THOMSON REUTERS STREETEVENTS |www.streetevents.com |Contact Us  ©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 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MARCH 12, 2019 / 3:20PM, BMY - Bristol-Myers Squibb Co at Cowen Health Care Conference

Stephen Michael Scala - *Cowen and Company, LLC, Research Division - MD and Senior Research Analyst*

As we look forward to the medical meetings that are coming up this year, what will be the big news from Bristol on -- from -- at AACR and ASCO? And since you will then be the world's largest hematology company, what about ASH?

Thomas J. Lynch - *Bristol-Myers Squibb Company - Executive VP & Chief Scientific Officer*

So a couple of things. I can't really comment on ASH, since those are Celgene's assets at that point. But I do look forward to being there this year. A couple of things about AACR and ASCO. AACR, you'll see the continued evolution of our early pipeline. You'll see some data around IL8. You'll see some data around some of our earlier assets like ICOS. At ASCO this year, we plan to be updating some of the data which looks at our treatment of patients with melanoma. We'll be having 5-year survival data for OPDIVO-YERVOY in some settings. We'll also have an update on OPDIVO-YERVOY in brain mets, which we think is a real interesting area and one where we've got excellent data suggesting benefit in patients with brain mets. We'll also be updating our hepatoma data looking at OPDIVO-YERVOY in second-line treatment of hepatoma where we see some potential benefit in that setting. So I think these are 2 very exciting meetings that are coming up. I think the thing I like about AACR this year is you're beginning to see some of the fruit of our investment in translational medicine. And one of the things we've done over the past 2 years, and it's great being in Boston because we have our new facility in Cambridge now, which is focused exclusively on understanding tumor resistance and understanding how cancers can become resistant to I-O and other types of therapies. And again, it's based in Boston, it's a big emphasis on our translational medicine capability.

Stephen Michael Scala - *Cowen and Company, LLC, Research Division - MD and Senior Research Analyst*

Okay.

Giovanni Caforio - *Bristol-Myers Squibb Company - Chairman of the Board & CEO*

Steve, just one comment that I'd like to make is there's tremendous excitement at Bristol-Myers Squibb about the acquisition of Celgene. It's the best path forward for us. We are going to be creating a great company. You mentioned leadership position in oncology, and that's just an example of the type of company we'll be creating and the reason why this is the right thing for us to do.

Stephen Michael Scala - *Cowen and Company, LLC, Research Division - MD and Senior Research Analyst*

Any last questions? Great. Well, on that note, thank you for this great discussion. Thank you for coming, and good luck.

Giovanni Caforio - *Bristol-Myers Squibb Company - Chairman of the Board & CEO*

Thank you, Steve. Thank you. Thanks, everyone.

Thomas J. Lynch - *Bristol-Myers Squibb Company - Executive VP & Chief Scientific Officer*

Thanks for your opening comments.

9

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Important Information For Investors And Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. It does not constitute a prospectus or prospectus equivalent document. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

In connection with the proposed transaction between Bristol-Myers Squibb Company (“Bristol-Myers Squibb”) and Celgene Corporation (“Celgene”), on February 1, 2019, Bristol-Myers Squibb filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, as amended on February 1, 2019 and February 20, 2019, containing a joint proxy statement of Bristol-Myers Squibb and Celgene that also constitutes a prospectus of Bristol-Myers Squibb. The registration statement was declared effective by the SEC on February 22, 2019, and Bristol-Myers Squibb and Celgene commenced mailing the definitive joint proxy statement/prospectus to stockholders of Bristol-Myers Squibb and Celgene on or about February 22, 2019. INVESTORS AND SECURITY HOLDERS OF BRISTOL-MYERS SQUIBB AND CELGENE ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders will be able to obtain free copies of the registration statement and the definitive joint proxy statement/prospectus and other documents filed with the SEC by Bristol-Myers Squibb or Celgene through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Bristol-Myers Squibb are available free of charge on Bristol-Myers Squibb’s internet website at http://www.bms.com under the tab, “Investors” and under the heading “Financial Reporting” and subheading “SEC Filings” or by contacting Bristol-Myers Squibb’s Investor Relations Department through https://www.bms.com/investors/investor-contacts.html.  Copies of the documents filed with the SEC by Celgene are available free of charge on Celgene’s internet website at http://www.celgene.com under the tab “Investors” and under the heading “Financial Information” and subheading “SEC Filings” or by contacting Celgene’s Investor Relations Department at ir@celgene.com.

Certain Information Regarding Participants

Bristol-Myers Squibb, Celgene, and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction.  Information about the directors and executive officers of Bristol-Myers Squibb is set forth in its Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on February 25, 2019, its proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on March 22, 2018, and its Current Report on Form 8-K, which was filed with the SEC on August 28, 2018.  Information about the directors and executive officers of Celgene is set forth in its Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on February 26, 2019, as amended on March 1, 2019. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive joint proxy statement/prospectus of Bristol-Myers Squibb and Celgene filed with the SEC and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at http://www.sec.gov and from Investor Relations at Bristol-Myers Squibb or Celgene as described above.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology.  These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Bristol-Myers Squibb’s and Celgene’s control.

Statements in this communication regarding Bristol-Myers Squibb, Celgene and the combined company that are forward-looking, including projections as to the anticipated benefits of the proposed transaction, the impact of the proposed transaction on Bristol-Myers Squibb’s and Celgene’s business and future financial and operating results, the amount and timing of synergies from the proposed transaction, the terms and scope of the expected financing for the proposed transaction, the aggregate amount of indebtedness of the combined company following the closing of the proposed transaction, expectations regarding cash flow generation, accretion to cash earnings per share, capital structure, debt repayment, and credit ratings following the closing of the proposed transaction, Bristol-Myers Squibb’s ability and intent to conduct a share repurchase program and declare future dividend payments, the combined company’s pipeline, intellectual property protection and R&D spend, the timing and probability of a payment pursuant to the contingent value right consideration, and the closing date for the proposed transaction, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond Bristol-Myers Squibb’s and Celgene’s control. These factors include, among other things, effects of the continuing implementation of governmental laws and regulations related to Medicare, Medicaid, Medicaid managed care organizations and entities under the Public Health Service 340B program, pharmaceutical rebates and reimbursement, market factors, competitive product development and approvals, pricing controls and pressures (including changes in rules and practices of managed care groups and institutional and governmental purchasers), economic conditions such as interest rate and currency exchange rate fluctuations, judicial decisions, claims and concerns that may arise regarding the safety and efficacy of in-line products and product candidates, changes to wholesaler inventory levels, variability in data provided by third parties, changes in, and interpretation of, governmental regulations and legislation affecting domestic or foreign operations, including tax obligations, changes to business or tax planning strategies, difficulties and delays in product development, manufacturing or sales including any potential future recalls, patent positions and the ultimate outcome of any litigation matter. These factors also include the combined company’s ability to execute successfully its strategic plans, including its business development strategy, the expiration of patents or data protection on certain products, including assumptions about the combined company’s ability to retain patent exclusivity of certain products, the impact and result of governmental investigations, the combined company’s ability to obtain necessary regulatory approvals or obtaining these without delay, the risk that the combined company’s products prove to be commercially successful or that contractual milestones will be achieved. Similarly, there are uncertainties relating to a number of other important factors, including: results of clinical trials and preclinical studies, including subsequent analysis of existing data and new data received from ongoing and future studies; the content and timing of decisions made by the U.S. FDA and other regulatory authorities, investigational review boards at clinical trial sites and publication review bodies; the ability to enroll patients in planned clinical trials; unplanned cash requirements and expenditures; competitive factors; the ability to obtain, maintain and enforce patent and other intellectual property protection for any product candidates; the ability to maintain key collaborations; and general economic and market conditions. Additional information concerning these risks, uncertainties and assumptions can be found in Bristol-Myers Squibb’s and Celgene’s respective filings with the SEC, including the risk factors discussed in Bristol-Myers Squibb’s and Celgene’s most recent Annual Reports on Form 10-K, as updated by their Quarterly Reports on Form 10-Q and future filings with the SEC.

It should also be noted that projected financial information for the combined businesses of Bristol-Myers Squibb and Celgene is based on management’s estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of Bristol-Myers Squibb or Celgene. Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to, the risks that: a condition to the closing of the proposed acquisition may not be satisfied; a regulatory approval that may be required for the proposed acquisition is delayed, is not obtained or is obtained subject to conditions that are not anticipated; Bristol-Myers Squibb is unable to achieve the synergies and value creation contemplated by the proposed acquisition; Bristol-Myers Squibb is unable to promptly and effectively integrate Celgene’s businesses; management’s time and attention is diverted on transaction related issues; disruption from the transaction makes it more difficult to maintain business, contractual and operational relationships; the credit ratings of the combined company decline following the proposed acquisition; legal proceedings are instituted against Bristol-Myers Squibb, Celgene or the combined company; Bristol-Myers Squibb, Celgene or the combined company is unable to retain key personnel; and the announcement or the consummation of the proposed acquisition has a negative effect on the market price of the capital stock of Bristol-Myers Squibb and Celgene or on Bristol-Myers Squibb’s and Celgene’s operating results.

No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, what impact they will have on the results of operations, financial condition or cash flows of Bristol-Myers Squibb or Celgene. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on the proposed transaction and/or Bristol-Myers Squibb or Celgene, Bristol-Myers Squibb’s ability to successfully complete the proposed transaction and/or realize the expected benefits from the proposed transaction.

You are cautioned not to rely on Bristol-Myers Squibb’s and Celgene’s forward-looking statements. These forward-looking statements are and will be based upon management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. You also should understand that it is not possible to predict or identify all such factors and that this list should not be considered a complete statement of all potential risks and uncertainties. Investors also should realize that if underlying assumptions prove inaccurate or if unknown risks or uncertainties materialize, actual results could vary materially from Bristol-Myers Squibb’s or Celgene’s projections. Except as otherwise required by law, neither Bristol-Myers Squibb nor Celgene is under any obligation, and each expressly disclaim any obligation, to update, alter, or otherwise revise any forward-looking statements included in this communication or elsewhere, whether written or oral, that may be made from time to time relating to any of the matters discussed in this communication, whether as a result of new information, future events or otherwise, as of any future date.